Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                               September 13, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:    Claymore Securities Defined Portfolios, Series 714

                File No. 333-168657


Ladies/Gentlemen:

   The undersigned, Claymore Securities Defined Portfolios, Series 714 (the "Trust"), by Claymore Securities, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 16, 2010 or as soon thereafter as possible.

                                                               Very truly yours,

                              Claymore Securities Defined Portfolios, Series 714

                                                   By: Claymore Securities, Inc.


                                                          By: /S/ Kevin Robinson
                                                          ----------------------
                                                                  Kevin Robinson

                                                       Senior Managing Director,
                                                   General Counsel and Secretary